January 27, 2012

Via Edgar

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, DC 20549

Attn: Pamela Long and Dieter King

Re:	Brand Energy, Inc.

SEC File Number: 333-152382

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Brand Energy, Inc. (the “Registrant”) hereby requests immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-152382), as amended, which was originally filed with the Securities and Exchange Commission (the “Commission”) on July 17, 2008, along with any exhibits (the “Registration Statement”).

Registrant requests that the Commission consent to the withdrawal of the Registration Statement on the grounds that the Registration Statement is out of date and more than nine months have elapsed since the Registration Statement was filed.

The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Brand Energy, Inc., 1325 Cobb International Drive, Kennesaw, GA 30152, facsimile number 678/285-1451, with a copy to Registrant’s counsel, Edward P. Tolley III at Simpson Thacher & Bartlett, LLP, 425 Lexigton Avenue, New York, NY 10017, facsimile number 212/455-2502.

United States Securities and Exchange Commission

January 27, 2012

If you have any questions regarding this application for withdrawal, please contact the undersigned at 678-285-1457.

Sincerely,

James R. Billingsley

Executive Vice President, General Counsel and Secretary